SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Affiliated Computer Services, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
008190100

(CUSIP Number of Class of Securities Underlying Options to Purchase Class A Common Stock)
William L. Deckelman, Jr.,
Executive Vice President and General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, Texas 75204
(214) 841-6111

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

Frank Bayouth	Neil Leff
Skadden, Arps, Slate, Meagher & Flom LLP	Jeffrey W. Tindell
1000 Louisiana Street	Skadden, Arps, Slate, Meagher & Flom LLP
Suite 6800	4 Times Square
Houston, Texas 77002-5026	New York, NY 10036-6522
(713) 655-5100	(212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$36,823,000	$1,130.47

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,703,650 shares of Class A common stock of Affiliated Computer Services, Inc. having an aggregate value of $36,823,000 as of June 15, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$1,130.47
	Form or Registration No.:	005-43971
	Filing party:	Affiliated Computer Services, Inc.
	Date filed:	June 18, 2007, July 11, 2007 and July 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third party tender offer subject to Rule 14d-1.

	☑	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 3 amends and supplements the Schedule TO (the “Schedule TO”) filed by Affiliated Computer Services, Inc. (the “Company”) with the Securities and Exchange Commission on June 18, 2007 and amended on July 11, 2007 and July 16, 2007, relating to an offer by the Company to amend certain stock options upon the terms and subject to the conditions set forth in the Offer to Amend Eligible Options, dated June 18, 2007 (the “Offer to Amend”) and the other Disclosure Documents.
     Except as amended and supplemented previously and hereby, all terms of the Offer and the Offer to Amend and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.
Item 4 (a).
     Item 4(a), which incorporate by reference information contained in the Offer to Amend, is hereby amended and supplemented to add the following paragraph:
     The Offer expired at 4:00 p.m., Dallas, Texas time, on July 17, 2007. Pursuant to the Offer, the Company has accepted for amendment options to purchase 1,696,650 shares of its Class A common stock, which represents 99.6% of the shares of its Class A common stock subject to all eligible options. The Company has made promises to pay cash payments in the aggregate amount of $4,037,286 in accordance with the terms of the Offer. The Company will send via mail to each participant in the Offer an Amendment to Stock Option Agreements and Promise to Make Cash Payment, substantially in the form of Exhibits (a)(1)(H) to the Schedule TO, confirming each such participant’s final elections with respect to his/her eligible options.
     This Amendment No. 3 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFFILIATED COMPUTER SERVICES, INC.
/s/ John H. Rexford
John H. Rexford,
Executive Vice President and Chief Financial Officer

Date: July 18, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Amend Eligible Options, dated June 18, 2007.

(a)(1)(B)*	Letter from Lynn Blodgett, dated June 18, 2007.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	E-mail from Lynn Blodgett, dated June 18, 2007.

(a)(1)(F)*	Form of Acknowledgment of Receipt of Election Form/Withdrawal Form.

(a)(1)(G)*	Form of Reminder E-mails to Employees of Expiration Date.

(a)(1)(H)*	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment.

(a)(1)(I)**	Form of Notice to Certain Eligible Option Holders Regarding Election Form

(a)(1)(J)**	Script of Telephonic Reminder Regarding Election Form Due Date

(b)	Not Applicable.

(d)(1)	1997 Stock Incentive Plan (filed as Appendix D to ACS’ Joint Proxy Statement on Schedule 14A filed on November 14, 1997) incorporated herein by reference.

(d)(2)	Amendment No. 1 to 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to ACS’ Registration Statement on Form S-8, filed on December 6, 2005) incorporated herein by reference.

(d)(3)	Form of Stock Option Agreement (filed as Exhibit 10.17 to ACS’ Annual Report on Form 10-K, filed on September 13, 2005) incorporated herein by reference.

(d)(4)	Voting Agreement between Darwin Deason and the Company dated February 9, 2006 (filed as Exhibit 9.1 to ACS’ Quarterly Report on Form 10-Q, filed on February 9, 2006) incorporated herein by reference.

(d)(5)	Waiver Agreement among the Company, Cerberus Capital Management, L.P. and Darwin Deason dated June 10, 2007 (filed as Exhibit 99.2 to ACS’ Current Report on Form 8-K, filed on June 11, 2007) incorporated herein by reference.

(d)(6)	Exclusivity Agreement between Darwin Deason and Cerberus Capital Management, L.P. dated March 20, 2007 (filed as Exhibit 99.3 to ACS’ Current Report on Form 8-K, filed on June 11, 2007) incorporated herein by reference.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO filed on June 18, 2007.

**	Previously filed with the Schedule TO/A filed on July 11, 2007.

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